EXHIBIT 4.16
Equity Transfer Agreement

This Equity Transfer Agreement (the “Agreement”) is made by and between the following parties in Beijing as of January 16th 2006.

Transferor:
Legal Representative:
Address:

Transferee: Beijing Origin Seed Joint Stock Limited Company (“Beijing Origin”)
Legal Representative: Han Gengchen
Address: 2E201, Zhongguancun Development Building, No.12 Shangdi Information Road, Haidian District, Beijing

Whereas:
1.	Beijing Origin is a joint-stock company with legal personality and established in accordance with the laws of PRC in Beijing, with the registered capital of RMB100,000,000;.
2.
Denong Zhengcheng Seed Co., Ltd. (“Denong Zhengcheng”) is a limited company with legal personality and established in accordance with the laws of PRC in Chengdu, with the registered capital of RMB 80,000,000;

3.	Transferor, a Chinese citizen [or a PRC legal entity] is the legal owner of X% share of Denong Zhengcheng; and
4.	In compliance with this Agreement, Transferor agrees to transfer and Beijing Origin agrees to purchase Transferor’s X% share in Denong Zhengcheng.

Therefore, through friendly negotiations between Transferor and Beijing Origin, the following agreements have been reached in respect of the said share transfer hereof:

Article 1 Share transfer

In accordance with the terms and conditions hereof, Transferor agrees to transfer its X% share (the “target share”) in Denong Zhengcheng to Beijing Origin as the legal owner, and Beijing Origin agrees to accept the transfer.

Article 2 Transfer consideration

Transferor and Beijing Origin acknowledge that the total payment of the X% target share in Denong Zhengcheng held by Transferor is RMB[●].

Article 3 Payment method

Beijing Origin shall pay the transfer price of RMB[●] in full to Transferor before March 31st, 2006, upon the variation registration with the relevant administration of industry and commerce authority in respect of the change of the ownership of the target share from Transferor to Beijing Origin.

Article 4 Transfer of rights, responsibilities and risks

Upon the settlement day, Beijing Origin shall be the holder of the target shares and have full rights to the target share.

Article 5 Representations, warranties and commitments of Transferor

Transferor has the full rights to dispose of the target share. On the settlement day, The target share is legally and fully owned by Transferor, and there are no mortgage, pledge, lien and the other third party rights over it, no liabilities or other potential responsibilities, ,and no lawsuit, arbitration and dispute against it. Upon the settlement day, Beijing Origin shall be the holder of the target share and have full rights to the target share.

Article 6 Share repurchase

If Beijing Origin or its affiliates and natural person purchase 42.42% shares of Denong Zhengcheng held by Denong Seed Technology Co., Ltd. by bid or contract, Transferor is entitled to repurchase X% or less shares of Denong Zhengcheng held by Beijing Origin within 30 days following such purchase. The price of the X% shares is RMB [●]. If the proportion is less than X%, the price shall decrease pro rata. Transferor shall pay the full transfer price to Beijing Origin within 60 days following the settlement of the target shares at industry and commerce office.

Article 7 Confidentiality

The two parties of this agreement shall keep confidential of Denong Zhengcheng so involved in this transaction and the commercial data of two parties, except for disclosure required by laws and regulations and regulatory authorities.

Article 8 Force majeure

If any party can not perform this agreement because of earthquake, fire, war and otherwise unpredictable, inevitable and insuperable events, the liabilities for breach of contract can be exempted, but the claiming party must notice the other party within a reasonable period of time following the force majeure, and take necessary measures to reduce the losses.

Article 9 Liabilities for breach of contract

9.1
It is a event of default if Transferor breaches any statement, representations and warranties in this agreement. If there is any loss caused by breach of contract, Transferor shall compensate Beijing Origin.

9.2	When there is actual loss because any party to this Agreement does not fulfill partial or full obligations under this Agreement, the defaulting party shall compensate the damages adequately.
9.3
If Beijing Origin fails to pay Transferor the transfer price according to the deadline and amount mentioned in Article 3, Beijing Origin shall pay defaulting fines of 5% of the payable moneys starting from the overdue date monthly. Transferor is entitled to terminate the Agreement, and restore to the status before the share transfer.

9.4
If Transferor fails to pay Beijing Origin the transfer price according to the deadline and amount mentioned in Article 6, Transferor shall pay defaulting fines of 5% of the payable moneys starting from the overdue date monthly. Beijing Origin is entitled to terminate the Agreement, and restore to the status before the share transfer.

Article 10 Relevant tax and cost

All the tax and cost caused by the share transfer in this Agreement shall be assumed in compliance with laws and administrative regulations, or assumed by parties to this Agreement equally if the laws and administrative regulations are silent..

Article 11 Applicable law and dispute settlement

11.1	The conclusion, effectiveness, interpretation, performance and dispute settlement of this agreement shall be governed by the laws of the PRC.
11.2
Any disputes arising from this Agreement or the performance of this Agreement shall be solved by parties through consultation, the failing of which shall entitle any party to file law suits to the People’s court having jurisdiction. Unless the laws otherwise provides, the legal fees and other relevant costs shall be assumed by the losing party.

Article 12 Counterparts

This Agreement is made in four originals, each of Transferor and Beijing Origin holding one, with one filed at Denong Zhengcheng and industrial and commercial administration office individually. Each original shall have the same legal effect.

Article 13 Miscellaneous

13.1	The two parties shall take other steps and sign the documents to fulfill the share transfer stated in this Agreement.

13.2
Transferor shall assist Beijing Origin to submit all documents relating to the share transfer to the industrial and commercial administration office for Denong Zhengcheng for settlement of the said shares.

13.3	This Agreement is signed in Beijing between Transferor and Beijing Origin as of the day set forth on the first page.

Transferor:
Legal Representative:

Transferee: Beijing Origin Seed Joint Stock Limited Company
Legal Representative: Han Gengchen